

Sam Corcos · 3rd

Co-founder and CEO at Levels

New York, New York, United States · Contact info

500+ connections

Levels

Y Combinator

Experience

Co-Founder, CEO
Levels
Jul 2019 – Present · 2 yrs 7 mos
Greater New York City Area

Levels is an a16z-backed health tech company, here to help you see how food affects your health. By leveraging biosensors like continuous glucose monitors (CGM), Levels provides real-time feedback on how diet and lifestyle choices impact your metabolic health. Our Members are using personalized data to discover their optimal diet, control their weight, and reduce long-term health risk.



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Belong
2021 · less than a year

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2021 · less than a year

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EAG
2021 · less than a year

Investor
Commsor
2021 · less than a year

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Education

Y Combinator

Claremont McKenna College
BA, Economics